Exhibit 99.7

Dr. Reddy’s Laboratories Ltd. 8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034, Telangana, India. CIN: L85195TG1984PLC004507
Tel: +9140 4900 2900 Fax: +9140 4900 2999
Email: mail@drreddys.com www.drreddys.com

June 2, 2016

BSE Limited Department of Corporate Services Listing Department P J Towers Dalal Street Mumbai - 400 001 Scrip Code: 500124	The National Stock Exchange of India Limited Listing Department Exchange Plaza Plot no. C/1, G Block Bandra-Kurla Complex, Bandra (E) Mumbai - 400 051 Scrip Code: DRREDDY

Dear Sir/Madam,

Sub:	Buyback of equity shares of Rs. 5/- each (“Share”) of Dr. Reddy’s Laboratories Limited (“Company”) at a maximum price of Rs. 3,500/- per share for a maximum amount of Rs. 15,69,41,71,500 (Rupees One Thousand Five Hundred Sixty Nine Crores Forty One Lacs Seventy One Thousand Five Hundred only) via the open market through stock exchanges (“Buyback”)

With reference to the captioned subject matter, the Company hereby submits the daily report pursuant to Regulation 15(i) of the SEBI (Buy Back of Securities) Regulations, 1998 regarding equity shares bought back on June 2, 2016:

Name of the Broker	Number of Equity Shares Bought Back on (2/06/2016)		Total shares bought back	Average Price of Acquisition (Rs.)
	BSE	NSE
Kotak Securities Limited (A)	10,002*	60,189	70,191	BSE: 3,175.05 NSE: 3,175.33
Cumulative Equity Shares bought as on Yesterday (upto 01/06/2016) (B)				16,52,687
Less : Quantity Closed Out Today (C)				Nil
Quantity Closed Out as on Yesterday (D)				Nil
Total Quantity closed out (E=C+D)				Nil
Total Equity Shares bought back as on 02/06/2016 (A) +(B) – (E)				17,22,878

*	Includes 2 physical shares

Please note that the total amount earmarked for Buyback by the Company is Rs. 15,69,41,71,500 (Rupees One Thousand Five Hundred Sixty Nine Crores Forty One Lacs Seventy One Thousand Five Hundred only) (excluding brokerage, transaction charges and taxes, if any), out of which the Company has utilized Rs. 5,31,01,30,619.34 (Rupees five hundred and thirty one crores one lakhs thirty thousand and six hundred and nineteen and thirty four paisa only) on cumulative basis for Buyback (excluding brokerage, transaction charges and taxes, if any) till date 02/06/2016. The indicative maximum number of equity shares to bought back would be 44,84,049 at the proposed Maximum Buyback price and at Maximum Buyback size.

For Dr. Reddy’s Laboratories Limited

/s/Sandeep Poddar
Sandeep Poddar Company Secretary

CC: New York Stock Exchange Inc. (Stock Code: RDY)